SEC FILE NUMBER: 001-35991

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Graña y Montero S.A.A.

Full name of Registrant

N/A

Former Name if Applicable

Av. Paseo de la República 4667

Address of Principal Executive Office (Street and Number)

Surquillo, Lima 34, Peru

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Graña y Montero S.A.A. (the “Company”) is unable to file its Annual Report on Form 20-F (the “Form 20-F”) for the period ended December 31, 2016 within the prescribed time period without unreasonable effort or expense. As previously disclosed by the Company in Current Reports furnished on Form 6-K, the Company is carrying out additional procedures in connection with the finalization of its consolidated financial statements and the assessment of its internal controls as of and for the year ended December 31, 2016, related to its association with affiliates of Odebrecht S.A. (“Odebrecht”) in certain projects in Peru.

Odebrecht and certain persons affiliated with it entered into a plea agreement with U.S., Brazilian and other authorities in which they indicated that bribery payments were made in connection with certain projects in multiple countries, including Peru. These projects may include certain consortia controlled and operated by Odebrecht affiliates in which the Company held minority investments. In light of these events, the Company has initiated an internal investigation relating to the Company’s participation in the six consortia with Odebrecht in the period 2005-2017. This internal investigation is currently ongoing.

Additionally, on January 24th 2017, the Peruvian government terminated the concession of Gasoducto Sur Peruano S.A., a consortium controlled and operated by Odebrecht affiliates in which the Company held a minority investment, due to failure of the consortium to obtain the required project financing by the stipulated deadline. The termination of the concession, despite the government compensation contemplated under the concession contract, has a material impact on the consolidated financial results and backlog of the Company, that is still under review due to the complexity of the concession.

The Company intends to file its Form 20-F as soon as practicable and within the fifteenth calendar day after its prescribed due date; however, the Company is presently uncertain whether such filing will occur by such date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mónica Miloslavich	(511)	213-6565
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Graña y Montero S.A.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2017	By:	/s/ Claudia Drago Morante
		Name:	Claudia Drago Morante
		Title:	Chief Legal Officer and Corporate Affairs Officer